UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 000-29106

KNIGHTSBRIDGE TANKERS LIMITED

(Translation of registrant’s name into English)

Par-la-Ville Place

14 Par-la-Ville Road,

Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the consent of Drewry Shipping Consultants, Ltd. relating to the Registration Statement on Form F-3 (Registration No. 333-164007) of Knightsbridge Tankers Limited (the “Company”) and the prospectus supplement filed pursuant to Rule 424(b) on September 27, 2010.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-164007) that was declared effective on March 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: September 27, 2010	Name:	Inger M. Klemp
	Title:	Chief Financial Officer

Exhibit 1

Drewry Shipping Consultants Ltd., Drewry House, Meridian Gate, 213 Marsh Wall, London E14 9FJ, England

Telephone: +44 (0) 20 7538 0191 Facsimile: +44 (0) 20 7987 9396 Email: enquiries@drewry.co.uk Website: www.drewry.co.uk

September 27, 2010

Knightsbridge Tankers Limited

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

011 +1 (441) 295-6935

Dear Sir/Madam:

Reference is made to the prospectus supplement, dated September 27, 2010 (the “Prospectus Supplement”), and the related registration statement on Form F-3 (Registration No. 333-164007) (the “Registration Statement”) in connection with the public offering of common shares, par value $0.01 per share, of Knightsbridge Tankers Limited (the “Company”). We hereby consent to all references to our name in the Prospectus Supplement and to the use of the statistical information supplied by us set forth in the section of the Prospectus Supplement entitled “Prospectus Supplement Summary—Industry Developments.” We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we advise you that:

(1) we have accurately described the recent drybulk and tanker industry trends, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and

(2) our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the drybulk and tanker shipping industry.

We hereby consent to the filing of this letter as an exhibit to the current report of the Company on Form 6-K to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and incorporated by reference into the Prospectus Supplement and Registration Statement.

Yours faithfully,

/s/ Nigel Gardiner

Nigel Gardiner
Managing Director
Drewry Shipping Consultants Ltd.

Drewry Shipping Consultants Limited – registered in London, England No. 3289135